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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

CYBERGUARD CORPORATION

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

231910100

(CUSIP Number)

March 18, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☒ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

13G
CUSIP No. 231910100

1.	Name of Reporting Person: F. Stephen Allen		I.R.S. Identification Nos. of above persons (entities only): N/A

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,152,530

		6.	Shared Voting Power: -0-

		7.	Sole Dispositive Power: 1,152,530

		8.	Shared Dispositive Power: -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,152,530

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 5.7%

12.	Type of Reporting Person: IN

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13G

Item 1.
	(a)	Name of Issuer:
CyberGuard Corporation (the “Issuer”).
	(b)	Address of Issuer’s Principal Executive Offices:
2000 West Commercial Blvd. Suite 200 Ft. Lauderdale, FL 33309

Item 2.
	(a)	Name of Person Filing:
F. Stephen Allen
	(b)	Address of Principal Business Office or, if none, Residence:
2540 E. 30th Street, Tulsa, OK 74114
	(c)	Citizenship:
United States
	(d)	Title of Class of Securities:
Common Stock, $.01 par value (“Common Stock”)
	(e)	CUSIP Number:
231910100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
☒ Not Applicable.
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

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13G

Item 4.	Ownership.
(a) Amount beneficially owned:
1,152,530 shares of Common Stock. Of these shares, 927,548 shares of Common Stock are directly held by the reporting person. The remainder (224,982 shares) are deemed beneficially owned by the reporting person by reason of the ownership by the reporting person of Common Stock purchase warrants to acquire a total of 224,982 shares of Common Stock. The Common Stock purchase warrants include warrants to purchase 181,846 shares of the Common Stock at $2.00 per share through August 26, 2004, and warrants to purchase 43,136 shares of the Common Stock at $2.51 per share through December 29, 2005. The shares of Common Stock and Common Stock purchase warrants were acquired by the reporting person in connection with a distribution by Fernwood Partners II, LLC, a Delaware limited liability company, to its members.
(b) Percent of class:
5.7%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
1,152,530 shares subject to the explanation set forth in Item 4(a) above.
(ii) Shared power to vote or to direct the vote:
0
(iii) Sole power to dispose or to direct the disposition of:
1,152,530 shares subject to the explanation set forth in Item 4(a) above.
(iv) Shared power to dispose or to direct the disposition of:
0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

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13G

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 28, 2003

/s/ F. Stephen Allen
F. Stephen Allen

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